Exhibit 99.1

3SBio Inc. Announces Unaudited Second Quarter and First Half 2012 Results
Q2 Net revenues grew 31.0% year-on-year to RMB178.3 million (US$28.1 million)
Reiterates 2012 net revenues guidance of US$99-US$108 million
Anti-TNF innovative new drug application submitted to SFDA
Acquired rights to metadoxine, a treatment for alcoholic liver disease

SHENYANG, CHINA – August 15, 2012 – 3SBio Inc. (NASDAQ: SSRX) (“3SBio” or “the Company”), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, today announced its unaudited financial results for the second quarter and first half ended June 30, 2012.

Second Quarter 2012 Financial Highlights:

  Total net revenues increased by 31.0% over the second quarter of 2011 to RMB178.3 million (US$28.1 million), compared to RMB136.1 million (US$21.1 million) in the second quarter of 2011.
  Operating income was RMB43.8 million (US$6.9 million), compared to operating income of RMB30.2 million (US$4.7 million) in the second quarter of 2011.
  GAAP Net income was RMB30.6 million (US$4.8 million), compared to net income of RMB30.4 million (US$4.7 million) in the second quarter of 2011. Non-GAAP Net income was RMB41.9 million (US$6.6 million), compared to net income of RMB30.4 million (US$4.7 million) in the second quarter of 2011.
  GAAP Net income per American Depositary Share (“ADS”) on a fully-diluted basis was RMB1.34 (US$0.21) compared to net income per ADS on a fully-diluted basis of RMB1.34 (US$0.21) for the second quarter of 2011. Non-GAAP Net income per American Depositary Share (“ADS”) on a fully-diluted basis was RMB1.84 (US$0.29) compared to net income per ADS on a fully-diluted basis of RMB1.34 (US$0.21) for the second quarter of 2011.
  Cash, cash equivalents and time deposits were RMB818.0 million (US$128.8 million, including restricted cash of RMB0.7 million) at June 30, 2012.

First Half 2012 Financial Highlights:

  Total net revenues increased by 27.9% over the first half of 2011 to RMB325.4 million (US$51.2 million), compared to RMB254.4 million (US$39.4 million) in the first half of 2011.
  Operating income was RMB79.3 million (US$12.5 million), compared to operating income of RMB55.4 million (US$8.6 million) in the first half of 2011.
  GAAP net income was RMB63.2 million (US$9.9 million), compared to net income of RMB52.5 million (US$8.1 million) in the first half of 2011. Non-GAAP Net income was RMB74.5 million (US$11.7 million), compared to net income of RMB52.5 million (US$8.1 million) in the first half of 2011.
  GAAP net income per American Depositary Share (“ADS”) on a fully-diluted basis was RMB2.79 (US$0.44) compared to net income per ADS on a fully-diluted basis of RMB2.34 (US$0.36) for the first half of 2011. Non-GAAP net income per American Depositary Share (“ADS”) on a fully-diluted basis was RMB3.29 (US$0.52) compared to net income per ADS on a fully-diluted basis of RMB2.34 (US$0.36) for the first half of 2011.

Second Quarter 2012 Business Highlights

Operations

  EPIAO, the Company’s flagship injectable recombinant human erythropoietin (EPO) product, demonstrated strong growth with net revenue in the second quarter of 2012 rising 25.4% to RMB100.5 million (US$15.8 million), compared to RMB80.2 million (US$12.4 million) in the second quarter of 2011.
  Net revenues for TPIAO, the Company’s novel recombinant human thrombopoietin (TPO) product, increased by 32.3% to RMB56.0 million (US$8.8 million) in the second quarter of 2012, compared to RMB42.3 million (US$6.5 million) in the second quarter of 2011.

Exhibit 99.1

  Net revenues for Iron Sucrose Supplement increased by 59.6% to RMB9.9 million (US$1.6 million) in the second quarter of 2012, compared to RMB6.2 million (US$1.0 million) in the second quarter of 2011.
  Net export revenues increased by 85.0% to RMB8.3 million (US$1.3 million), accounting for 4.7% of total net revenue in the second quarter of 2012, compared to RMB4.5 million (US$0.7 million), or 3.3% of net revenues in the second quarter of 2011. The increase was partly attributable to increased sales to Thailand and Egypt.
  The SFDA approved our application to conduct the China arm of the multi-center phase III trial of voclosporin, a new generation calcineurin inhibitor licensed from Isotechnika Pharma Inc. ("Isotechnika”) (TSX: ISA). According to the approved protocol, this will be a phase III, randomized, multi-center, concentration-controlled comparison study on renal transplant patients. Patient enrollment is scheduled from the third quarter of 2012.
  3SBio purchased the manufacturing technology, trademark and exclusive distribution rights for metadoxine, a treatment for alcoholic liver disease from Shandong Qidu Pharmaceutical Co., Ltd for total consideration of RMB12 million. Metadoxine will be sold through the same distribution channels as our legacy products, Intefen and Inleusin.
  An innovative new drug application (“IND”) was submitted to the SFDA for sss07, a humanized anti-TNF monoclonal antibody. All non-clinical studies of sss07 have been completed. Pre-clinical results showed a promising pharmacokinetic profile which could improve treatment options for rheumatoid arthritis patients. Phase 1 trials are expected to begin in 2015, subject to regulatory approval.

Dr. Jing Lou, chief executive officer of 3SBio, commented: “We are pleased with our improved operating performance over the past quarter, which reflects the investments made in recent years to expand the reach and effectiveness of our sales, marketing and distribution platform. We reiterate our full year net revenue guidance of between US$99-108 million”. He continued:” This past quarter we launched sales of metadoxine, a SFDA- approved treatment for alcoholic liver disease, and we continue to seek other opportunities to enhance our portfolio of marketable medicines that target large unmet needs in China. Our R&D pipeline continues to move forward with the submission to the SFDA of an innovative new drug application for sss07, an anti-TNF monoclonal antibody being developed for the treatment of rheumatoid arthritis, a chronic disease which afflicts an estimated 1% of the world’s population. We are also making preparations to begin patient recruitment in the third quarter for the China arm of the phase III multi-center trial for Isotechnika’s voclosporin, an innovative anti-rejection treatment for renal transplant patients.”

Three Months Ended June 30, 2012 Unaudited Financial Results

Net revenues. Net revenues increased by 31.0% to RMB178.3 million (US$28.1 million) for the second quarter of 2012 from RMB136.1 million (US$21.1 million) for the same period in 2011. This increase was largely due to continued strong sales of EPIAO and TPIAO which grew by 25.4% and 32.3%, respectively, over the same period in 2011. TPIAO remained 3SBio’s second largest revenue contributor in the quarter, accounting for 31.4% of total net revenues. Export sales increased by 85.0% year-on-year to RMB8.3 million (US$1.3 million), and revenues from Iron Sucrose rose 59.6% year-on-year to RMB9.9 million (US$1.6 million).

Gross profit. As a result of continued sales growth from key products, gross profit for the second quarter of 2012 increased by 30.9% to RMB159.0 million (US$25.0 million) from RMB121.5 million (US$18.8 million) for the same period in 2011. Gross margins remained the same, 89.2% for the second quarter of 2012 and for the same period in 2011.

Operating expenses. Operating expenses were RMB115.2 million (US$18.1 million) for the second quarter of 2012, representing an increase of 26.2% from RMB91.3 million (US$14.1 million) for the same period in 2011.

  Research and development (“R&D”) costs. R&D costs for the second quarter of 2012 were RMB22.5 million (US$3.5 million), or 12.6% of net revenues, compared to RMB10.7 million (US$1.7 million), or 7.8% of net revenues, for the same period in 2011. The increased R&D expenses were attributable to the IND submission for sss07, an anti-TNF monoclonal antibody, and manufacturing process development for pegsiticase, a treatment for refractory gout.
  Sales, marketing and distribution expenses. Sales, marketing and distribution expenses for the second quarter of 2012 were RMB73.7 million (US$11.6 million), or 41.3% of net revenues, compared to RMB65.3 million (US$10.1 million), or 48.0% of net revenues, for the same period in 2011. The decline in sales, marketing and distribution expenses as a percentage of net sales was mainly attributable to improved sales force productivity following the expansion of the sales force in 2010 and 2011.
  General and administrative expenses. General and administrative expenses for the second quarter of 2012 were RMB19.3 million (US$3.0 million), or 10.8% of net revenues, compared to RMB15.4 million (US$2.4 million), or 11.3% of net revenues for the same period in 2011.

Exhibit 99.1

Operating income. Operating income was RMB43.8 million (US$6.9 million) for the second quarter of 2012, a 45.2% increase from operating income of RMB30.2 million (US$4.7 million) for the same period in 2011. Operating margin for the second quarter of 2012 was 24.7%, a 2.6% increase from operating margin of 22.1% for the same period in 2011. The increase in operating margin is primarily due to a decrease in sales, marketing and distribution expenses as a percentage of net sales.

Interest income. Net interest income was RMB7.2 million (US$1.1 million) for the second quarter of 2012, compared to RMB5.1 million (US$0.8 million) for the same period in 2011. The increase is primarily due to the combined effect of increased time deposits and higher interest rates on time deposits.

Net income. GAAP net income was RMB30.6 million (US$4.8 million) for the second quarter of 2012, a 0.8% increase over net income of RMB30.4 million (US$4.7 million) for the same period in 2011. GAAP net income per ADS on a fully-diluted basis for the second quarter of 2012 was RMB1.34 (US$0.21), unchanged from the same period in 2011. GAAP net margin for the second quarter of 2012 was 17.2%, a 5.1% decrease over net margin of 22.3% for the same period in 2011.

Non-GAAP net income was RMB41.9 million (US$6.6 million) for the second quarter of 2012, a 38.1% increase over net income of RMB30.4 million (US$4.7 million) for the same period in 2011. Non-GAAP net income per ADS on a fully-diluted basis for the second quarter of 2012 increased to RMB1.84 (US$ 0.29) compared to RMB1.34 (US$ 0.21) for the same period in 2011. Non-GAAP net margin for the second quarter of 2012 was 23.6%, a 1.3% increase over net margin of 22.3% for the same period in 2011. The difference between GAAP and non-GAAP net income is due to a 60% writedown in available-for-sale securities, following a decline deemed to be other than temporary in the market value of 3SBio’s US$4.5 million investment in the common shares of Isotechnika (TSX:ISA).

Six Months Ended June 30, 2012 Unaudited Financial Results

Net revenues. Net revenues increased by 27.9% to RMB325.4 million (US$51.2 million) for the first half of 2012 from RMB254.4 million (US$39.4 million) for the same period in 2011. This increase was largely due to continued strong sales of EPIAO and TPIAO which grew by 23.7% and 28.0%, respectively, over the same period in 2011. TPIAO remained 3SBio’s second largest revenue contributor in the first half, accounting for 31.5% of total net revenues. Export sales increased by 82.7% year-on-year to RMB16.0 million (US$2.5 million), and revenues from Iron Sucrose rose 51.3% year-on-year to RMB16.7 million (US$2.6 million).

Gross profit. As a result of continued sales growth from key products, gross profit for the first half of 2012 increased by 29.9% to RMB291.5 million (US$45.9 million) from RMB224.4 million (US$34.7 million) for the same period in 2011. Gross margin increased by 1.4% to 89.6% for the first half of 2012 from 88.2% for the same period in 2011. The increase was mainly attributable to improved manufacturing productivity of the new plant.

Operating expenses. Operating expenses were RMB212.2 million (US$33.4 million) for the first half of 2012, representing an increase of 25.6% from RMB169.0 million (US$26.1 million) for the same period in 2011.

  Research and development (“R&D”) costs. R&D costs for the first half of 2012 were RMB33.3 million (US$5.2 million), or 10.2% of net revenues, compared to RMB18.4 million (US$2.9 million), or 7.2% of net revenues, for the same period in 2011. The increased R&D expenses were attributable to the IND submission for sss07, an anti-TNF monoclonal antibody and manufacturing process development for pegsiticase, a treatment for refractory gout.
  Sales, marketing and distribution expenses. Sales, marketing and distribution expenses for the first half of 2012 were RMB143.4 million (US$22.6 million), or 44.1% of net revenues, compared to RMB120.7 million (US$18.7 million), or 47.4% of net revenues, for the same period in 2011. The decline in sales, marketing and distribution expenses as a percentage of net sales is mainly attributable to improved sales force productivity following the expansion of the sales force in 2010 and 2011.
  General and administrative expenses. General and administrative expenses for the first half of 2012 were RMB36.2 million (US$5.7 million), or 11.1% of net revenues, compared to RMB31.0 million (US$4.8 million), or 12.2% of net revenues for the same period in 2011.

Exhibit 99.1

Operating income. Operating income was RMB79.3 million (US$12.5 million) for the first half of 2012, a 43.0% increase from operating income of RMB55.4 million (US$8.6 million) for the same period in 2011. Operating margin for the first half of 2012 was 24.4%, a 2.5% increase from operating margin of 21.9% for the same period in 2011. The increase in operating margin is primarily due to lower sales, marketing & distribution expenses as a percentage of net sales.

Interest income. Net interest income was RMB12.6 million (US$2.0 million) for the first half of 2012, compared to RMB8.7 million (US$1.4 million) for the same period in 2011. The increase is primarily due to the combined effect of increased time deposits and higher interest rates on time deposits.

Net income. GAAP net income was RMB63.2 million (US$9.9 million) for the first half of 2012, a 20.3% increase over net income of RMB52.5 million (US$8.1 million) for the same period in 2011. Net income per ADS on a fully-diluted basis for the first half of 2012 increased to RMB2.79 (US$0.44) compared to RMB2.34 (US$0.36) for the same period in 2011. Net margin for the first half of 2012 was 19.4%, a 1.3% decrease over net margin of 20.7% for the same period in 2011.

Non-GAAP net income was RMB74.5 million (US$11.7 million) for the first half of 2012, a 41.9% increase over net income of RMB52.5 million (US$8.1 million) for the same period in 2011. Non-GAAP net income per ADS on a fully-diluted basis for the first half of 2012 increase to RMB3.29 (US$0.52) compared to RMB2.34 (US$0.36) for the same period in 2011. Non-GAAP net margin for the first half of 2012 was 22.9%, a 2.2% increase over net margin of 20.7% for the same period in 2011. The difference between GAAP and non-GAAP net income is due to a 60% writedown in available-for-sale securities, following a decline deemed to be other than temporary, in the market value of 3SBio’s US$4.5 million investment in the common shares of Isotechnika (TSX:ISA).

Conference Call 3SBio’s senior management will host a conference call on Wednesday, August 15, 2012 8:00pm China Standard Time (8:00am US Eastern or 5:00am US Pacific) to discuss its unaudited second quarter 2012 results and recent business activity. The conference call may be accessed using the dial-in numbers below:

Conference ID: 99264748

Local dial-in:
China landline: 800-819-0121
China mobile: 400-620-8038
Hong Kong : 852-2475-0994
United States: 718-354-1231

International toll-free dial-in:
Hong Kong: 800930346
United States: 1-866-519-4004
United Kingdom: 080-8234-6646

International toll dial-in: 65 6723 9381

Replay- Conference ID: 99264748
A telephone replay will be available two hours after the call until August 22, 2012 at:
International: 61-2-8235-5000
United States: 1-866-214-5335

Webcast

A live webcast of the conference will be available on the investor relations section of 3SBio’s website at www.3sbio.com and at http://www.media-server.com/m/p/q3dh6cij.

A replay of the webcast will be available within one hour after the conclusion of the call.

Exhibit 99.1

Non-GAAP Financial Measures: Reconciliation of GAAP to Non-GAAP

To supplement the Company’s financial information presented in accordance with general accepted accounting principles (“GAAP”), the Company has utilized some non-GAAP financial measures to provide investors and management with supplemental measures that facilitate comparisons of operating performance and trends with prior and future operating performance, and that may not otherwise be apparent on a GAAP basis. The non-GAAP financial measure represents non-GAAP net income. The measure may be different from non-GAAP financial measures used by other companies. The presentation of this financial information, which is not prepared under any comprehensive set of accounting rules or principals, is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company’s results of operations as determined in accordance with GAAP. These measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. Please see the attached reconciliation of GAAP to non-GAAP for an explanation of the amounts excluded to arrive at non-GAAP financial measures for the three-month periods ended June 30, 2011 and June 30, 2012 and for the six-month periods ended June 30, 2011 and June 30, 2012.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments and modifications. The audited financial statements and related notes are to be included in the Company’s annual report on Form 20-F for the year ending December 31, 2012. Adjustments and modifications to the financial statements may be identified during the course of the audit work, which could result in significant differences from this preliminary unaudited financial information.

Currency Convenience Translation

For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB6.353to US$1.00, the noon buying rate for US dollars in effect on June 30, 2012 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. A rate of 6.4635 was used for comparative purposes as of June 30, 2011, which was the noon buying rate for US dollars on that date for cable transfers of RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.

About 3SBio Inc.

3SBio is a leading, fully integrated, profitable biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products primarily in China. Its focus is on addressing large markets with significant unmet medical needs in nephrology, oncology, supportive cancer care, inflammation and infectious diseases. With headquarters and GMP-certified manufacturing facilities in Shenyang, PRC, 3SBio employs over 800 people. Shares trade in the form of American Depositary Shares (ADSs) on the NASDAQ stock market under the ticker symbol “SSRX”. Please see www.3SBio.com for more information.

Cautionary Statement concerning Forward Looking Statements

Certain statements in the disclosures of 3SBio, Inc. (the “Company” or “3SBio”) for the second quarter of 2012 (“Disclosures”) that are not purely historical in nature may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The Disclosures include the press release, the conference call and any accompanying materials, and any other information issued, released or publicized by the Company with respect to the second quarter and the year of 2012.

These forward-looking statements address activities, events, conditions, or developments that we currently expect or anticipate to occur in the future, and may include, but may not be limited to, discussions and statements regarding: full year revenue target, business growth and prospects, product pricing trends, government policies and regulations and the impact thereof, market size or patient number or illness prevalence estimates, product development prospects, future pipeline progress, regulatory review, certification and approval prospects, operation plans and objectives, partnerships or collaborations and the outcome thereof, capital expense estimate, future operations and strategies. Forward-looking statements can be identified by such terminology as “believe,” “expect,” “plans,” “strategy,” “potential”, “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “will” or “would”, “may” or “might”, and words, phrases, expressions, and usages of similar meaning or substance or the negative thereof.

Exhibit 99.1

Forward-looking statements are based on management’s current assumptions, beliefs, expectations, and projections, in light of the information currently available, and actual results, performances, or achievements could differ materially from those implied or expressed by the forward-looking statements. Among the factors that could cause actual results to differ from what the Company currently anticipates may include: regulatory actions such as adverse drug pricing adjustments; government procurement and reimbursement practice; other government policies and regulations; competition from other domestic and foreign pharmaceutical companies; risks and uncertainties related to cooperation, joint venture, and partnerships, including deal consummation risks; changes in China's healthcare insurance system; the segment market growth for our products; market acceptance of our products; hospital or patient demand for our products; progress of our clinical trials; receipt and timing of regulatory approvals for new products and indications; our ability to enhance production, sales and distribution network and other aspects of operation; our ability to effectively protect intellectual property; changes in the healthcare industry in China; and fluctuations in general economic and business conditions in China.

For additional information on factors identified above and other risk factors, uncertainties and assumptions, please refer to the Company's filings with the Securities and Exchange Commission at www.sec.gov, and, in particular, “Introduction – Cautionary Statement concerning Forward Looking Statements”, Item 3.D “Risk Factors”, Item 5. “Operating and Financial Review and Prospects”, and other applicable discussions in 3SBio’s annual report on Form 20-F for the year ended December 31, 2011.

All the statements in the Disclosures speak as of the date of the initial release, even if subsequently made available on the 3SBio website or otherwise. 3SBio undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, subsequent events or otherwise, after the date of this press release.

Investor Contacts
Bo Tan	Tom Folinsbee
Chief Financial Officer	Director of Investor Relations
3SBio Inc.	3SBio Inc.
Tel: + 86 24 2581-1820	Tel: + 852 8191-6991
ir@3SBio.com	ir@3SBio.com

Exhibit 99.1

3SBio Inc.
Unaudited consolidated balance sheets
(expressed in thousands)

	December 31,	June 30,	June 30,
	2011	2012	2012
	RMB	RMB	US$
Assets		(unaudited)	(unaudited)

Current assets

Cash and cash equivalents	245,813	323,528	50,925
Restricted cash	665	667	105
Time deposits with financial institutions	499,201	463,809	73,006
Accounts receivable, less allowance for doubtful accounts:
December 31, 2011 – RMB2,542; June 30, 2012 – RMB2,211(US$348)	113,949	128,426	20,215
Notes receivable	47,243	56,444	8,885
Inventories	27,604	31,871	5,017
Prepaid expenses and other receivables	26,672	37,404	5,888
Available-for-sale securities	22,830	17,246	2,715
Prepaid to related parties	6,000	3,000	472
Deferred tax assets	2,750	2,920	460

Total current assets	992,727	1,065,315	167,688

Time deposits with financial institutions	20,000	30,000	4,722
Available-for-sale securities	10,848	11,224	1,767
Investment in non-consolidated affiliates	2,245	1,280	201
Property, plant and equipment, net	198,053	211,938	33,360
Prepaid land use rights	17,448	17,173	2,703
Prepayment and noncurrent deposits	16,801	4,534	714
Intangible assets, net	49,615	50,371	7,929
Long term receivables, less allowance for doubtful accounts:
December 31, 2011 – RMB 818; June 30, 2012 – RMB818 (US$129)	3,111	2,756	434
Deferred tax assets	262	271	43

Total assets	1,311,110	1,394,862	219,561

Liabilities and shareholders’ equity

Current liabilities

Accounts payable	6,218	5,882	926
Deferred grant income	374	374	59
Accrued expenses and other payables	48,389	46,315	7,291
Income tax payable	8,894	4,697	739

Total current liabilities	63,875	57,268	9,015

Deferred grant income	2,029	10,514	1,655

Total liabilities	65,904	67,782	10,670

Shareholders’ equity

Share capital - ordinary shares US$0.0001 par value, 500,000,000 shares authorized, 154,473,159 and 154,577,456 issued and outstanding as of	124	124	20
December 31, 2011 and June 30, 2012, respectively
Additional paid-in capital	973,218	984,044	154,894
Accumulated other comprehensive loss	(126,290)	(118,590)	(18,666)
Retained earnings	387,317	450,490	70,910

Total shareholders’ equity attributable to 3SBio Inc.	1,234,369	1,316,068	207,158
Non-controlling interest	10,837	11,012	1,733
Total shareholders’ equity	1,245,206	1,327,080	208,891
Total liabilities and shareholders’ equity	1,311,110	1,394,862	219,561

Exhibit 99.1

3SBio Inc.
Unaudited consolidated statements of income
(expressed in thousands, except per share, per ADS and other share and ADS data)

	For the Three Months Ended		For the Three Months Ended
	June 30, 2011		June 30, 2012
	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Revenues:
EPIAO	80,175	12,404	100,508	15,821
TPIAO	42,312	6,546	55,963	8,809
Intefen	1,365	211	1,247	196
Inleusin	762	118	802	126
Iron sucrose	6,204	960	9,905	1,559
Export	4,508	697	8,340	1,313
Others	806	125	1,523	240

Total net revenues	136,132	21,061	178,288	28,064
Cost of revenues	(14,660)	(2,268)	(19,284)	(3,035)

Gross profit	121,472	18,793	159,004	25,029

Operating expenses
Research and development costs	(10,686)	(1,653)	(22,482)	(3,539)
Sales, marketing and distribution expenses	(65,314)	(10,105)	(73,699)	(11,601)
General and administrative expenses	(15,413)	(2,385)	(19,337)	(3,044)
Grant income	93	14	306	48

Operating income	30,152	4,664	43,792	6,893

Interest income	5,105	790	7,199	1,133
Impairment loss on available-for-sale securities	-	-	(11,343)	(1,785)
Share of income/(loss) in non-consolidated affiliates	526	81	(135)	(21)
Other income, net	1,459	226	354	56
Total other income, net	7,090	1,097	(3,925)	(617)

Income before income tax expense	37,242	5,761	39,867	6,276
Income tax expense	(6,890)	(1,066)	(9,203)	(1,449)
Net income	30,352	4,695	30,664	4,827
Less: net income attributable to non-controlling interest	-	-	(84)	(13)
Net income attributable to 3SBio Inc.	30,352	4,695	30,580	4,814

Net income attributable to 3SBio Inc. per share:
Basic	0.20	0.03	0.20	0.03
Diluted	0.19	0.03	0.19	0.03
Basic weighted average number of shares outstanding	153,013,696	153,013,696	154,563,170	154,563,170
Diluted weighted average number of shares outstanding	158,002,003	158,002,003	159,307,811	159,307,811

Net income attributable to 3SBio Inc. per ADS:
Basic	1.39	0.21	1.38	0.22
Diluted	1.34	0.21	1.34	0.21
Basic weighted average number of ADSs outstanding	21,859,099	21,859,099	22,080,453	22,080,453
Diluted weighted average number of ADSs outstanding	22,571,715	22,571,715	22,758,259	22,758,259

Exhibit 99.1

3SBio Inc.
Unaudited consolidated statements of income
(expressed in thousands, except per share, per ADS and other share and ADS data)

	For the Six Months Ended		For the Six Months Ended
	June 30, 2011		June 30, 2012
	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Revenues:
EPIAO	148,976	23,049	184,227	28,998
TPIAO	80,031	12,382	102,464	16,128
Intefen	2,570	398	2,215	349
Inleusin	1,370	212	1,201	189
Iron sucrose	11,061	1,711	16,734	2,634
Export	8,746	1,353	15,979	2,515
Others	1,613	250	2,619	412

Total net revenues	254,367	39,355	325,439	51,225
Cost of revenues	(29,960)	(4,635)	(33,942)	(5,343)

Gross profit	224,407	34,720	291,497	45,882

Operating expenses
Research and development costs	(18,436)	(2,852)	(33,293)	(5,241)
Sales, marketing and distribution expenses	(120,674)	(18,670)	(143,366)	(22,567)
General and administrative expenses	(31,037)	(4,802)	(36,179)	(5,695)
Grant income	1,187	184	603	95

Operating income	55,447	8,580	79,262	12,474

Interest income	8,727	1,350	12,583	1,981
Impairment loss on available-for-sale securities	-	-	(11,343)	(1,785)
Share of income/loss in non-consolidated affiliates	20	3	(965)	(152)
Other income, net	1,565	242	477	75
Total other income, net	10,312	1,595	752	119

Income before income tax expense	65,759	10,175	80,014	12,593
Income tax expense	(13,245)	(2,049)	(16,666)	(2,623)
Net income	52,514	8,126	63,348	9,970
Less: net income attributable to non-controlling interest	-	-	(175)	(28)
Net income attributable to 3SBio Inc.	52,514	8,126	63,173	9,942

Net income attributable to 3SBio Inc. per share:
Basic	0.34	0.05	0.41	0.06
Diluted	0.33	0.05	0.40	0.06
Basic weighted average number of shares outstanding	152,861,181	152,861,181	154,543,391	154,543,391
Diluted weighted average number of shares outstanding	157,373,613	157,373,613	158,730,629	158,730,629

Net income attributable to 3SBio Inc. per ADS:
Basic	2.40	0.37	2.86	0.45
Diluted	2.34	0.36	2.79	0.44
Basic weighted average number of ADSs outstanding	21,837,312	21,837,312	22,077,627	22,077,627
Diluted weighted average number of ADSs outstanding	22,481,945	22,481,945	22,675,804	22,675,804

Exhibit 99.1

Reconciliations of GAAP net income to non-GAAP net income for the second quarter of 2011 and 2012
(in RMB thousands, unaudited)

	Three months ended					Three months ended
	June 30, 2011					June 30, 2012
	GAAP		Adjustment	Non-GAAP		GAAP		Adjustment	Non-GAAP
	RMB	US$	RMB	RMB	US$	RMB	US$	RMB	RMB	US$
Net income	30,352	4,695	-	30,352	4,695	30,580	4,814	11,343	41,923	6,599

The adjustment for the three months ended June 30, 2012 is for the exclusion of the impairment loss of US$1,785,000 (RMB11, 343,000) on available-for-sale securities.

Reconciliations of GAAP net income to non-GAAP net income for the first half of 2011 and 2012
(in RMB thousands, unaudited)

	Six months ended					Six months ended
	June 30, 2011					June 30, 2012
	GAAP		Adjustment	Non-GAAP		GAAP		Adjustment	Non-GAAP
	RMB	US$	RMB	RMB	US$	RMB	US$	RMB	RMB	US$
Net income	52,514	8,126	-	52,514	8,126	63,173	9,942	11,343	74,516	11,727

The adjustment for the six months ended June 30, 2012 is for the exclusion of the impairment loss of US$1,785,000 (RMB11, 343,000) on available-for-sale securities.